KODIAK OIL & GAS CORP.

KODIAK OIL & GAS (USA) INC.

1625 Broadway, Suite 250

Denver, Colorado 80202

July 20, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Kodiak Oil & Gas Corp. (the “Company” or “Issuer”)

Registration Statement on Form S-4 (File No. 333-182783)

Ladies and Gentlemen:

In connection with the registration statement on Form S-4 (File No. 333-182783) of the Company and Kodiak Oil & Gas (USA) Inc. (the “Guarantor”) relating to the exchange offer of $800,000,000 of the Issuer’s 8.125% Senior Notes due 2019, $650,000,000 of which were issued on November 23, 2011, and $150,000,000 of which were issued on May 17, 2012 (collectively the “Old Notes”) and the guaranty of the Guarantor of such Old Notes (the “Old Guaranty” and, together with the Old Notes, the “Old Securities”), previously issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), the Issuer and the Guarantor hereby make the following representations to the Commission:

1.               The Issuer and the Guarantor are registering under the Securities Act the 8.125% Senior Notes due 2019 (the “New 2019 Notes”) and the guaranty of the Guarantor of such New Notes (the “New Guaranty” and, together with the New Notes, the “New Securities”), to be offered in the exchange offer (the “Exchange Offer”) in reliance on the staff’s position in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”);

2.               Neither the Issuer nor the Guarantor has entered into any arrangement or understanding with any person to distribute the New Securities to be received in the Exchange Offer and, to the best of the Issuer’s and the Guarantor’s information and belief, each person participating in the Exchange Offer is acquiring the New Securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offer. In this regard, the Issuer and Guarantor will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the New Securities (a) may not rely on the staff position in the Exxon Capital Letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer and the Guarantor acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Issuer and the Guarantor will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offer) disclosure that by accepting an Exchange Offer each holder (including any broker-dealer) of the Old Securities represents to the Company that the New Securities will be acquired in the ordinary course of business, and that such holder is not engaged in, and does not intend to engage in, a distribution of the New Securities to be received in the Exchange Offer. If a broker-dealer holds Old Securities for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the Exchange Offer.

If you have any questions, please contact the undersigned at (303) 592-8075 or Randal R. Jones of Dorsey & Whitney LLP at (206) 903-8800.

Yours truly,

/s/ James P. Henderson

James P. Henderson
Chief Financial Officer, Treasurer and Secretary

cc:	Randal R. Jones, Esq.
(Dorsey & Whitney LLP)